EXHIBIT 21.1

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

In accordance with Item 601(b)(21) of Regulation S-K, the following list excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

	Name of Subsidiary (1)	State or Other Jurisdiction of	Incorporation or Organization
Zellstoff-und Papierfabrik Rosenthal GmbH		Germany
Zellstoff Stendal GmbH		Germany
Mercer Timber Products GmbH		Germany
Mercer Holz GmbH		Germany
Mercer Celgar Pulp Ltd.		Canada
Mercer Celgar Limited Partnership		Canada
Mercer Sandalwood Pty Ltd		Australia
Mercer Peace River Pulp Ltd.		Canada

(1)	All the subsidiaries are conducting business under their own names.